Exhibit (n)(2)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors of
     Patriot Capital Funding, Inc.
We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Patriot Capital Funding, Inc. referred to in our report dated February 29, 2008, which is included in the Registration Statement and Prospectus. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The senior securities table is presented for purposes of additional analysis and is not a required part of the basic financial statements. This table has been subjected to the auditing procedures applied in the audit of the basic financial statements taken as a whole and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
New York, New York
June 17, 2008